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PRESS RELEASE
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CONTACTS
Pierre Benaich, Investor Relations              +33-1-44-43-6500
Laurence Rey, Corporate Communications          +33-1-44-43-7000
Publicis Groupe S.A.




     PUBLICIS BILLINGS SURGE 56.5% AND REVENUES 59 % IN FIRST NINE MONTHS OF
        2001; GROUPE'S GROWTH DESPITE MARKET CONDITIONS DUE TO BALANCED
           CLIENT MIX, STRONG NEW BUSINESS PERFORMANCE WORLDWIDE, AND
                        CONSOLIDATION OF MAJOR NEW UNITS



PARIS, FRANCE, NOVEMBER 12, 2001--Consolidated billings of Publicis Groupe SA surged 56.5% in the first nine months to reach 11.3 billion euro.

This very steep rise reflects a balanced client and geographic activity mix, strong new business performance worldwide, as well as the contribution of acquisitions, notably Saatchi & Saatchi (consolidated for one month in 2000) and Nelson Communications.

Net organic growth excluding all acquisitions, i.e. at constant consolidation and exchange rates, was 4.6 per cent. This is in contrast to the sector trend worldwide, which was down sharply compared to last year.

Group revenues for the first nine months of the year totaled 1.74 billion euro, an increase of 59 % and an organic rise of 4.2 % from the same period of 2000.

BILLINGS BY GEOGRAPHIC REGION

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|                         |   BILLION EURO   |  % ORGANIC GROWTH   |
|-------------------------|------------------|---------------------|
|Europe                   |      4.294       |    +7.5             |
|-------------------------|------------------|---------------------|
|North America            |      5.559       |    +2.1             |
|-------------------------|------------------|---------------------|
|Asia Pacific             |       .944       |    +0.9             |
|-------------------------|------------------|---------------------|
|Latin America and other  |       .577       |    +6.9             |
|-------------------------|------------------|---------------------|
|Intra-group trade        |     (.034)       |     --              |
|-------------------------|------------------|---------------------|
|Total                    |     11.340       |    +4.6             |
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Maurice Levy, CEO of the Publicis Groupe SA, commented, "The tragic events of
September 11 exacerbated a worldwide slowdown that was apparent months earlier. Advertising markets contracted sharply, a trend that will certainly continue at least through the end of this year. In this difficult context, visibility is very constrained. Nevertheless, Publicis, while obviously not entirely sheltered from the difficulties of the economic situation, has held up better than the market as a whole thanks to our balanced portfolio of clients in different sectors, our broad geographical reach and our success in generating new business."

KEY DEVELOPMENTS IN THE THIRD QUARTER INCLUDED:

1. SLOWER GROWTH IN ADVERTISING AND COMMUNICATION SPENDING WORLDWIDE, A MARKET DECLINE COMPARED TO LAST YEAR IN THE UNITED STATES AND ASIA.

2.  CONTINUED EXPANSION IN SPECIALIZED AGENCIES AND MARKETING SERVICES
    (SAMS), INCLUDING:
     - the acquisition of FusionDM, a major independent direct marketing agency in San Francisco, which merged with Publicis Dialog,
     - takeover by Frankel of Creative AIM, a `grassroots marketing' sales promotion agency in New York.

3. CREATION OF THE WORLD'S THIRD LARGEST CONSULTANCY AND MEDIA BUYING GROUP In July 2001, Publicis Groupe SA and Cordiant Communications Group plc announced the rapprochement of their media consultancy and media buying operations. At the same time, they created a new company, in which Publicis has a 75% interest, bringing together the Optimedia and Zenith Media networks. The new entity, called The Zenith Optimedia Group, was ranked third worldwide in its sector by Advertising Age magazine (23 July 2001 edition). Publicis has thus become majority shareholder in one of the worldwide leading players in the strategic media agency sector.

4.  FALLON WORLDWIDE EXPANDS INTERNATIONAL NETWORK
Fallon Worldwide announced the opening of offices in Sao Paulo, Singapore and Hong Kong, complementing its already-existing operations in Minneapolis, New York and London. These moves represent a key step the international development of the network, which aims to build a group of 'hubs' offering clients the full range of services in key regions of the world.

5.    LAUNCH OF BUYMUNDO.COM IN FRANCE
Buymundo is an online market for printing supplies (paper and other) used by printers in advertising and other printing sectors.

6.  NEW BUSINESS
So far this year, Publicis Groupe SA agencies have won approximately 1.9 billion euro of new business.




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PUBLICIS WORLDWIDE: Siemens Corporate, VoiceStream, Informix, ATA Airlines, Ciba
Vision, Siebel, The Washington Apple Commission, Washington State Lottery and Safeco in the United States; Areva, Jet Tours and Syngenta in France; Credito Italiano in Italy; The Post Office and Six Continents Retail in the United Kingdom; Microcell and Molson Black Label in Canada; FC Barcelona in Spain; Zivnostenska Bank in the Czech Republic; Novartis and Liquorland Vintage Cellars in Australia; Korea Telecom and Renault Samsung in Korea.

SAATCHI & SAATCHI WORLDWIDE: T-Mobile (Deutsche Telekom) and Guinness in Asia; Adidas in Japan; i-STT in Singapore; Sudameris and Telemar PCS in Brazil; a major rise in work with General Mills in the United States and Procter & Gamble in several countries; CDC (Centers for Disease Control and Prevention) in the United States through Frankel and Publicis; the Greek National Tourist Office worldwide; Alfred Ritter Chocolate in Germany and UOL Sinectis in Argentina.

FALLON WORLDWIDE: United Airlines, Gulfstream Aircraft, National Oil Heat Research Alliance, Purina One pet foods in the United States, the Ministry of Defense and Central Office of Information in the United Kingdom; and Timberland worldwide.

OPTIMEDIA (media consultancy and media buying): Vizzavi in Europe; Entertainment Film Distributors in the United Kingdom; Honda in Australia; the Dutch Ministry of Finance; France's Ministry of Education; Polo Ralph Lauren in Europe; Kirch Group in Germany; Fairfax Newspapers in Australia; and Sanofi Synthelabo, Aspen Technology, Allied Domecq and Siemens-Infineon worldwide. The Siemens-Infineon budget was won by Zenith Optimedia in its first competition.

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PUBLICIS  GROUPE SA (Euronext  Paris:  13057,  NYSE: PUB) is the world's sixth largest communications group (AdAge ranking, April 2001), with operations in 102 countries around the world.

The Groupe's activities include advertising, marketing services and specialized communications, including public relations, corporate and financial communications, ethnic group communications, healthcare communications. It is also ranked third worldwide in media consultancy and media space buying. This comprehensive range of services is made available to clients through three autonomous worldwide networks: Publicis Worldwide, Saatchi & Saatchi Worldwide and Fallon Worldwide, in addition to its two consultancy and space buying networks, Optimedia and Zenithmedia.

Today Publicis is the media group that proven most successful at anticipating both advertisers' needs and trends in consumer tastes through a new communication concept called the Holistic Difference which has generated new levels of impact in such campaigns as the euro 2002 Information Campaign for the European Central Bank and the twelve national central banks of the euro region.

Publicis Groupe SA reported year 2000 billings of EUR 14.9 billion (pro forma), revenues of EUR 2.2 billion and net income (after amortization of goodwill) of EUR 181 million.




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